

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Faraz Ali
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, 5th Floor
South San Francisco, CA 94080

> **Re: Tenaya Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.9**
> **Submitted May 7, 2021**
> **CIK No. 0001858848**

Dear Mr. Ali:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance